

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2012

Via E-mail
Jules Kaufman
General Counsel
Coty Inc.
2 Park Avenue
New York, NY 10016

Re: Coty Inc.
        Amendment No. 1 to Registration Statement on Form S-1
        Filed October 22, 2012
        File No. 333-182420

Dear Mr. Kaufman:

We have reviewed your response letter and the amendment to your registration statement, and we have the following comments.

General

1. We note 2012 Euromonitor sector capsules for the men's grooming market in Iran from 2007 to 2011 which 1ist market share information for Coty Inc. from Adidas products. We also note that your Form S-1 provides sales and other information for the Middle East and Africa. Iran and Syria, located in the Middle East, and Sudan, located in Africa, are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. We note that your Form S-1 does not provide disclosure about these countries, but on page 20 provides a general discussion of risks related to trade sanctions. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Sudan, whether through subsidiaries, affiliates, resellers, distributors, or other direct or indirect arrangements. Your response should describe any products you have provided to Iran, Syria and Sudan, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

2. Please discuss the materiality of your contacts with Iran, Syria and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal

governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

Prospectus Summary, page 1

3. We note your response to comment four of our letter dated July 26, 2012. Please revise your disclosure to state that you are "an emerging leader in beauty" rather than "the emerging leader in beauty."

Summary Consolidated Financial Data, page 11

Non-GAAP Financial Measures, page 12

4. We note your disclosures that you believe your non-GAAP financial measures help in understanding the ongoing performance of your operations separate from items that you do not consider indicative of your "core operating performance." Based on the nature of certain items you exclude from your non-GAAP financial measures, including impairments related to brands and businesses that generate revenues, it is not clear to us how or why you do not believe they are part of your "core operating performance." Please clarify or revise your disclosures.

Risk Factors, page 18

Risks related to our business, page 18

5. We note the revisions you made to certain risk factors concerning the Philosophy acquisition and subsequent impairment charges on pages 19, 20, and 23. Please revise the risk factor section to separately present a risk factor that discusses the Philosophy acquisition and subsequent impairment charges. In this regard, please ensure that you more fully discuss the potential that the purchase price of future acquisitions may not be representative of the operations acquired.

Management's Discussion and Analysis . . . , page 43

6. We note your response comment 10 of our letter dated July 26, 2012 and appreciate the additional disclosures you have provided. However, it continues to appear to us that your discussion could be further improved. Please revise your disclosures to identify the products and/or brands that experienced declines in revenues. In addition, please further quantify the impact of pricing and product mix where practicable.

7. Please revise your disclosures in MD&A and in the Business section to more fully discuss the significance of the impairment charges related to your Philosophy assets as well as the underlying factors that changed since the time of the acquisition that caused these charges.

Fiscal 2012 as Compared to Fiscal 2011 and Fiscal 2011 as Compared to Fiscal 2010, page 47

Net Revenues by Geographic Regions, page 50

8. In the last paragraph on page 50, you now reference the successful launch of an "exclusive program" with one of your key customers. To the extent material, please describe this exclusive program.

Liquidity and Capital Resources, page 63

Long-Term Debt, page 64

9. We note your response to comment 13 of our letter dated July 26, 2012, and we reissue the comment. Please revise your disclosure to describe the nature of the costs you were allowed to exclude from certain covenant calculations related to your Note Purchase Agreement. Additionally, please disclose the acquisitions to which these costs relate. For example, are you referring to the acquisition-related costs of $18.7 in connection with the 2011 Acquisitions that you discuss on page 58?

10. We note your response to comment 14 of our letter dated July 26, 2012. Specifically, we note you state that you refinanced your Credit Agreement such that certain modifications are reflected in the agreement as currently in effect. However, based on your previous disclosure, the financial covenants at issue relate to the Note Purchase Agreement rather than the Credit Agreement. With regard to the Note Purchase Agreement, you disclose that you obtained a waiver to exclude certain transaction and integration related costs from certain covenant calculations through December 31, 2011. Please clarify whether you entered into a subsequent amendment to your Note Purchase Agreement to include the modifications to the financial covenants you obtained in the waiver. Additionally, please disclose when you expect to finish incurring transaction and integration related costs from the specified acquisitions and whether the termination of the incurrence of such costs will affect the financial covenants contained in your Note Purchase Agreement.

Critical Accounting Policies, page 70

Goodwill, page 70

11. We note that, other than your Prestige- Skin & Body Care reporting unit, your reporting units significantly exceeded their respective carrying values. Please help us better

understand what consideration you gave to circumstances that led to the impairment of the TJoy trademark in determining that the goodwill associated with TJoy did not need to be tested for impairment at June 30, 2012. Please revise your disclosure as appropriate.

12. We note your conclusion that based on the May 1, 2012 and January 1, 2012 annual impairment tests, the fair values of each of your reporting units significantly exceeded their respective carrying values at those dates. We also note that after the completion of the May 1, 2012 impairment test, you reconsidered the projected cash flows within the Prestige-Skin & Body Care reporting unit, due to lower than expected actual net revenues in the last two months of fiscal 2012 and the beginning of fiscal 2013, as well as a delay in anticipated cost savings programs related to Philosophy. In regard to your impairment analyses, please quantify and more fully discuss the material assumptions you used at May 1, 2012, the material assumptions you used at June 30, 2012, the declines in net revenues that occurred during the last two months of fiscal 2012 and the beginning of fiscal 2013, and the anticipated delay in implementing cost savings programs. Please more fully explain each specific factor that resulted in this impairment in such a short time frame. Also, in light of this significant impairment in such a short time frame and due to the fact that total remaining goodwill is material to your financial statements, it appears to us that you should provide additional disclosures regarding the material assumptions underlying your impairment analyses relating to your other reporting units, as well as sensitivity analyses that disclose the potential impact of changes in those assumptions.

Other Intangible Assets, page 72

13. We note your response to comment 17 of our letter dated July 26, 2012. Please provide us, and revise your disclosure to include, a more specific and comprehensive discussion regarding how you determined that the Philosophy trademark continues to have an indefinite life. In this regard, please more fully discuss how you considered economic factors such as, but not limited to, demand, competition, the overall product life cycle and new product offerings at both the time of the acquisition and at June 30, 2012.

14. We note your disclosures related to the intangible asset impairment charges that you recorded during the third and fourth quarters of fiscal 2012. In regard to your impairment analyses, please quantify and more fully discuss the material assumptions you used at each date, the reductions in revenues, and the delays in implementing cost savings programs. Also, in light of the significant impairments and due to the fact that total remaining intangible assets are material to your financial statements, it appears to us that you should provide additional disclosures regarding the material assumptions underlying your impairment analyses relating to other material intangible assets, as well as sensitivity analyses that disclose the potential impact of changes in those assumptions.

Common Stock Valuations, page 77

Fiscal 2012 year-end valuation, page 78

15. Please discuss how the circumstances that led to your asset impairment charges were considered in your valuation, including why, despite these circumstances, the fair value of your common stock increased from the third quarter of fiscal 2012.

Business, page 81

16. We note your response to comment 23 of our letter dated July 26, 2012. Please provide the information required by Item 101(d)(1)(ii) of Regulation S-K.

Description of Property, page 96

17. Please include information about your Geneva, Switzerland facility in the table on page 96.

Executive Compensation, page 105

Compensation Discussion and Analysis, page 105

Elements of Compensation, page 107

18. We note that with respect to your discussion of annual incentive compensation under the APP and long-term incentive compensation awards, you provide cross-references to the narrative disclosure to the summary compensation table. Please consider whether this information is better placed and more clearly presented in the context of CD&A, as contemplated by Item 402(b) of Regulation S-K, rather than cross-referenced to the narrative disclosure.

Long-Term Incentive Compensation Awards, page 117

19. You state that the total number of awards available for the annual grant in fiscal 2012 was 150% of the target size. Please disclose the total pool size for long-term incentive awards set by the Remuneration and Nomination Committee for fiscal year 2012. Additionally, please disclose the target awards for each NEO.

Director Compensation, page 122

20. Please explain the $150,000 in fees earned by or paid in cash to Peter Harf. In this regard, we note your statement on page 122 that Mr. Harf was entitled to $75,000 for fiscal 2012.

Consolidated Financial Statements

Note 3. Segment Reporting, page F-16

21. We note your response to comment 44 of our letter dated July 26, 2012. For the purposes of complying with ASC 280-10-50-40, products should only be combined with others to form a group to the extent that that they are similar. It is unclear to us how you have determined that all of your products within your current groups are, in fact, similar. Please explain further or revise your disclosure as previously requested.

22. We note your response to comment 45 of our letter dated July 26, 2012. In order for us to more fully understand your analysis, please provide us with copies of the reports provided to your chief operating decision maker at June 30, 2012. These reports should reflect actual results and be at the lowest level of detail provided to the CODM.

Note 10. Goodwill and Other Intangible Assets, page F-27

23. We note your response to comment 49 of our letter dated July 26, 2012 and appreciate the additional information you provided. However, it is still unclear to us how and why you determined that a straight-line amortization method best reflects the pattern in which the economic benefits of your customer relationships are to be used. Please explain further, and revise your disclosure as appropriate.

Recent Sales of Unregistered Securities, page II-2

24. Please disclose the value of the transactions referenced in notes 5-7 on page II-3. Refer to Item 701(c) of Regulation S-K.

You may contact Patricia Armelin, Staff Accountant, at (202) 551-3747 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Andrew L. Fabens (*via e-mail*)
        Gibson, Dunn & Crutcher LLP